1
Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Sibanye-Stillwater notes the announcement by Anglo American Platinum regarding temporary shutdown of converter plant
Johannesburg, 6 March 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW)
notes the announcement by Anglo American Platinum Limited (Anglo Plats), regarding the temporary shutdown of its converter plants and confirms that it has received written notification of force majeure regarding the toll agreement between Anglo Plats and Sibanye-Stillwater’s Rustenburg operation and the Purchase of Concentrate (PoC) agreement with Sibanye-Stillwater’s Kroondal and Platinum mile operations. Sibanye-Stillwater’s Marikana and US PGM operations are not affected and will benefit from the commensurate short term commodity price increases due to the Anglo Platinum supply disruption.

Anglo Plats has indicated that its converter plant will be unavailable for at least eight weeks, during which period the force majeure would remain in effect and it would be unable to fully process the
Rustenburg, Kroondal and Platinum mile concentrate.

Sibanye-Stillwater has significant spare PGM processing capacity at the Marikana operations and at the Precious Metal Refinery in Brakpan and will be assessing how best to utilise this capacity. We are engaging with Anglo Platinum with respect to the various alternatives and will provide a further update once we have clarity.
Ends
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Ends.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements, including, among others, those relating to Sibanye-Stillwater
Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”,
“forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s AnnualIntegrated Report and Annual Financial Report,
published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the
Form F-4 filed by SibanyeStillwater Limited with the Securities and Exchange Commission on
4 October 2019 (SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States,
United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds);
changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy;
exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;
the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).